FIRST AMENDMENT TO EXCLUSIVE CONSIGNMENT CONTRACT FOR SALE OF RECREATIONAL VEHICLES

This First Amendment to Exclusive Consignment Contract for Sale of Recreational Vehicles (this “Amendment”) is dated as of October 12, 2006 (the "Amendment Date") between I-4 Land Holding Limited Company, a Florida limited liability company (“I-4”), and Lazy Days’ R.V. Center, Inc., a Florida corporation (“Lazy Days”).

Background

I-4 and Lazy Days are parties to that certain Exclusive Consignment Contract for Sale of Recreational Vehicles dated December 29, 2001 (the “Agreement”). I-4 and Lazy Days desire to amend the Agreement as set forth in this Amendment.

Agreement

1.  Section 1 of the Agreement is hereby amended in its entirety to read as follows:

1. Exclusive Right to Sell.

(a) I-4 hereby grants to Lazy Days the sole and exclusive right to sell recreational vehicles I-4 will receive from various manufacturers. The consideration to be paid by Lazy Days to I-4 for such right, for the period beginning on the Amendment Date and ending on the first anniversary of such date, shall be $10.00. Commencing upon the first anniversary of the Amendment Date, Lazy Days shall pay to I-4, for each complete or partial year commencing on such first anniversary and each additional anniversary of such date, monthly consideration (payable on or before the 15th day of the following month) in the amount equal to the yield to maturity on the U.S. treasury obligation with a maturity closest to one year from the date of calculation (determined as of the last business day of the prior month) multiplied by the “average monthly amount,” divided by 12. The “average monthly amount” is the manufacturer invoice price for each recreational vehicle held by Lazy Days on consignment pursuant to this Agreement weighted for the number of days such vehicles were held by Lazy Days.

(b) Lazy Days may terminate this Agreement at any time upon 30 days’ written notice to I-4. I-4 may terminate this Agreement immediately if Lazy Days fails to timely pay for any recreational vehicle sold pursuant to this Agreement within 7 days following written notice from I-4 or upon 90 days’ written notice to Lazy Days at any time after the first anniversary of the date of the First Amendment to this Agreement. Following notice of termination by either party, Lazy Days shall continue to sell in the ordinary course of business all recreational vehicles held by it pursuant to this Agreement, and I-4 will not accept any additional recreational vehicles for consignment to Lazy Days.  Upon the termination of this Agreement, Lazy Days shall continue to sell such recreational vehicles in the ordinary course of business, unless such recreational vehicles may be returned to the respective manufacturers.

2.  Except as set forth in this Amendment, the Agreement is hereby ratified and affirmed in all respects.

3.  This Amendment may not be assigned by either party. This Amendment shall be governed by the laws of the State of Florida, without regard to conflict of law principals. Venue for any action or proceeding arising from or relating to this Amendment shall lie in the state and federal courts in Hillsborough County, Florida.

I-4 LAND HOLDING LIMITED COMPANY

By:    /s/ Donald W. Wallace
Name:  Donald W. Wallace
Title:        Member

LAZY DAYS’ R.V. CENTER, INC.

By:    /s/ John Horton
Name:  John Horton
Title:        CEO/President